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VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:    Northeast Utilities Service Company, et al.
               File No. 70-8699

Ladies and Gentlemen:

        We understand that, through an error in our transmission of the First Amendment to the Application/Declaration in the above-referenced file, that Amendment was treated as a new filing and assigned File No. 70-8745. We request that the Commission withdraw the filing in File No. 70-8745. We are retransmitting the First Amendment, properly marked, in File No. 70-8699.

        Please call me at 203-977-7381 with any questions.

                                             Very truly yours,




                                             Paul N. Belval


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